FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	11,857,024
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation and amortization		654,969
Deferred tax expense		(40,952)
Pension benefit		470,687
Changes in:		
Securities purchase under agreement to resell with First Horizon Bank		(6,191,896)
Receivables from brokers		(38,802)
Prepaid expenses and other assets		(201,174)
Due to First Horizon Bank, net		(1,023,783)
Accounts payable and accrued expenses		(247,962)
Leases, net		(12,735)
Net cash provided by operating activities		5,225,376
Cash flows from investing activities:		
Purchases of furniture, equipment and leasehold improvements		(49,302)
Net cash used in investing activities		(49,302)
Cash flows from financing activities:		
Dividends paid to First Horizon Bank		(5,203,913)
Net cash used in financing activities		(5,203,913)
Net decrease in cash and cash equivalents during the year		(27,839)
Cash and cash equivalents, beginning of year		21,844,393
Cash and cash equivalents, end of year	$	21,816,554
Supplemental disclosures		
Total taxes paid to parent and taxing authorities	$	4,456,855

See accompanying notes to financial statements.